Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 7 DATED NOVEMBER 24, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Mezzanine Loan – NexMetro Lakeridge Member, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a mezzanine loan with a maximum principal balance of approximately $9,951,001 (the “Lakeridge Mezzanine Loan”). Approximately $418,000 of the maximum principal balance was funded at closing. The mezzanine borrower, NexMetro Lakeridge Member, LLC, a Delaware limited liability company (“Lakeridge Member”), plans to use the proceeds to develop cottage-like apartments, generally located near the intersection of Debbie Lane and State Highway 360, Arlington, TX (the “Lakeridge Property”).

Lakeridge Member is managed by NexMetro Development, LLC, an affiliate of NexMetro Communities, LLC (the “Sponsor”). The Sponsor has completed approximately 4,000 residential units and is considered a pioneer and leader in the product type.

The Lakeridge Property is unimproved but has approvals and entitlements necessary to commence construction shortly.

On the original closing date of the Lakeridge Mezzanine Loan, Lakeridge Member was capitalized with approximately $3,928,000 of equity capital from the Sponsor.

The Lakeridge Mezzanine Loan bears an interest rate of 12.5% per annum, which is fully accrued through the maturity date, November 20, 2023 (the “Lakeridge Maturity Date”). The Lakeridge Mezzanine Loan has two 12-month extension options subject to certain conditions. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the Lakeridge Mezzanine Loan amount, paid directly by Lakeridge Member.

Concurrent with the closing of the Lakeridge Mezzanine Loan, a senior loan of approximately $18,476,000 was secured (the “Lakeridge Senior Loan”). Aggregate with the Lakeridge Senior Loan, the Lakeridge Mezzanine Loan has a Loan-to-Cost (or LTC) ratio of 80.1%. The LTC ratio is the amount of the Lakeridge Senior Loan plus the amount of the Lakeridge Mezzanine Loan, divided by the total anticipated cost to construct the Lakeridge Property. We typically use an LTC ratio to define leverage for properties that are under development.

The principals of the Sponsor provided customary carve-out guarantees as well as a completion guaranty.

The Lakeridge Property is located in the Dallas metropolitan statistical area. The Dallas market presents a strong opportunity arising from steady population and job growth that has helped solidify asking rent growth in recent years. Population growth has averaged nearly triple the US average since 2010 (approximately 18.5% from 2010 – 2019 compared to the United States’ estimated 6.1%).

As the Lakeridge Mezzanine Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.